UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K      [_] Form 20-F      [_] Form 11-K      ☑  Form 10-Q      [_] Form N-SAR

For Period Ended: June 30, 2008
[__]  Transition Report on Form 10-K
[__]  Transition Report on Form 20-F
[__]  Transition Report on Form 11-K
[__]  Transition Report on Form 10-Q
[__]  Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

InterAmerican Acquisition Group Inc.
Full Name of Registrant

_____________________________________________________________________________________________________________________________
Former Name if Applicable

2918 Fifth Avenue South, Suite 209
Address of Principal Executive Office (Street and Number)

San Diego, California 92103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR,or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or thesubject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I
(Attach Extra Sheets if Needed)
SEC 1344 (6/93

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

                                William Morro                                      (312)                                          957-4172
            (Name)                                         (Area Code)                          (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no,
identify report(s).                                                         ☑ Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                           [_] Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

InterAmerican Acquisition Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  08/14/2008                                                      By: /s/ William Morro
                       William Morro, Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment I

InterAmerican Acquisition Group Inc.
Form 12b-25
Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2008

The Registrant is unable to file its Form 10-Q for the fiscal quarter ended June 30, 2008 (the “Form 10-Q”) within the prescribed time period because it requires additional time for the review and completion of its financial statements and management’s discussion and analysis.  The Registrant believes at this time that the financial statements will be completed, and its Form 10-Q will be filed, within the grace period provided for under Rule 12b-25.